EXHIBIT 99.1

Brookfield Business Partners Completes Acquisition of Westinghouse Electric Company

BROOKFIELD, NEWS, Aug. 01, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners"), together with institutional partners (collectively "Brookfield"), today closed its previously announced acquisition of 100% of Westinghouse Electric Company (“Westinghouse” or “the Company”), a leading global provider of infrastructure services to the power generation industry.

“We are pleased to have completed this acquisition, which diversifies our business into global infrastructure services,” said Cyrus Madon, CEO of Brookfield Business Partners. “We look forward to bringing our expertise and support to position Westinghouse for continued success as a leader in its field. We see strong prospects for the business, leveraging the deep knowledge and experience of its employees to drive excellence in client service and innovation.”

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE:BAM) (TSX:BAM.A) (EURONEXT:BAMA), a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media Relations: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Gwyn Hemme Tel: (416) 359-8632 Email: gwyn.hemme@brookfield.com